

March 1, 2024

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131

> **Re: Lumentum Holdings Inc.**
> **Form 10-K for Fiscal Year Ended July 1, 2023**
> **Form 8-K Filed August 17, 2023**
> **File No. 1-36861**

Dear Wajid Ali:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended July 1, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 52

1. We note, excluding acquisitions, net revenue declined in fiscal 2023 compared to fiscal 2022. We also note a substantial amount of the decline was related to a decrease in net revenue to Industrial and Consumer customers in the OpComms reportable segment, which declined over 50% relative to the prior year and negatively impacted total net revenue by ~16% relative to the prior year. Please revise future annual and quarter filings to more fully address the following items.
    - You attribute the decline to "higher market competition and reflects share normalization in the market". More fully explain and discuss the specific factors that resulted in the decline and address if you expect such factors to continue to impact operating results.

- It appears the decline may be related to a reduction in sales to a significant customer. More fully address the factors that result in material changes in sales to significant customers and address any plans and expectations you have to address such factors.
- Net revenue trends have continued to significantly decline in fiscal 2024 and you attribute the decline to the same factor noted above, as well as, to inventory build ups resulting in inventory management actions by customers. More fully explain and discuss each factor that negatively impacted net revenue, for example, given the decline in net revenue, excluding acquisitions, in fiscal 2023, it is not clear when inventory build ups occurred or if/when you expect inventory management actions by customers to be resolved.

Gross Margin, page 54

2. We note you present Segment total gross profits and Segment total gross profit margins in the table on page 54. Although disclosing and discussing each reportable segments' profitability measure required by ASC 280 in MD&A is appropriate, presenting Segment total measures results in non-GAAP financial measures that may not comply with the requirements of Regulation G, Item 10(e) of Regulation S-K, and the C&DIs related to non-GAAP financial measures. Please revise future filings to eliminate Segment total measures or tell us how you determined the measures are appropriate or how you intend to revise them to comply with Regulation G and Item 10(e) of Regulation S-K. Given the change in the segment profitability measure used by your CODM subsequent to year-end, this comment is also applicable to your presentation of Total Segment Profit in subsequent Form 10-Qs. Refer to Question 104.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

3. We note your disclosure on page 15 indicates you have seen negative impacts to gross margin due to increases in component costs, logistic costs, elevated inventory balances and inflationary and pricing pressure. To the extent these factors materially impacted gross margins during the periods presented, please revise MD&A in future annual and quarterly filings to quantify and discuss the impact these factors had on operating results.

4. We note factory underutilization and changes in product mix negatively impacted gross margins during the periods presented and continued to negatively impact gross margins in fiscal 2024. Please revise future filings to more fully address the underlying reasons for and impact of each factor.

Liquidity and Capital Resources, page 59

5. In future filings, please revise your discussion of cash flows from operating activities to provide a more comparative analysis of material changes in amounts between the periods presented and the reasons for changes. In your analysis, please include a discussion of the underlying reasons for material changes in working capital items that impacted operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 127

6. In future filings, please include any disclosures related to the scope of management's assessment of internal control over financial reporting, such as the exclusion of recently acquired entities, in Management's Report on Internal Control over Financial Reporting. Refer to Question 3 of the SEC's Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports dated September 24, 2007.

Form 8-K Filed August 17, 2023

Exhibit 99.1

7. We note on page 2 of your Earnings Release, you present several GAAP measures and several non-GAAP measures for the Fiscal Fourth Quarter and the Fiscal Year for which you use the same titles for the measures and designate them as GAAP measures or non-GAAP measures through headings in the center. It appears your current presentation may be confusing given your use of the same titles for GAAP measures and non-GAAP measures. Please revise future filings to more clearly identify each non-GAAP measure you present through its title, similar to the titles you use in the related disclosures on page 1. Refer to Question 100.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

8. Your disclosures under "Use of Non-GAAP Financial Measures" indicate the non-GAAP financial information provides additional insight into your on-going business operations and results, as well as cash generation and also indicate the information allows investors to understand and evaluate cash flows. Given your references to cash generation and cash flows, it is not clear if any of your non-GAAP financial measures are liquidity measures such that they would be required to be reconciled to cash flows from operating activities in accordance with Item 10(e) of Regulation S-K. Please clarify or revise.

9. We note your non-GAAP measures include adjustments related to "incremental costs of sales related to components previously acquired from various brokers to satisfy customer demand," "excess and obsolete inventory charges", and "legal fees related to certain non-ordinary course litigation matters". We also note similar adjustments in subsequent earnings releases for fiscal 2024 and an additional adjustment related to "abnormal excess capacity". Please describe to us, in greater detail, the specific nature of each adjustment and explain how you determined it is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears the adjustments represent normal operating expenses related to your business.

10.   Please tell us and revise future filings to clearly explain what the "non-GAAP income tax reconciling adjustments" represent and how they are calculated.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing